Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
CAMERON INTERNATIONAL CORPORATION

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

Cameron International Corporation, a Delaware corporation, does hereby certify as follows:

FIRST: That at a meeting of the Board of Directors of Cameron International Corporation resolutions were duly adopted setting forth a proposed amendment of the Amended and Restated Certificate of Incorporation of said corporation, declaring the amendment to be advisable and calling a meeting of the stockholders of the corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

FURTHER RESOLVED, that the Board of Directors hereby in all respects approves and declares the advisability of amending the Certificate to amend Paragraph A of Article FOURTH of the Certificate to be and read in its entirety as follows:

FOURTH: A. The total number of shares of stock which the Corporation shall have authority to issue is 410,000,000, consisting of 400,000,000 shares of common stock, par value $.01 per share (the “Common Stock”), and 10,000,000 shares of preferred stock, par value $.01 per share (the “Preferred Stock”).

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of the corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares required by statute were voted in favor of the amendment.

THIRD: That the amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 11th day of December, 2007.

Dallas 1311939v.1

By: /s/ William C. Lemmer

Name: William C. Lemmer

Title: Senior Vice President, General Counsel and Secretary